Executive Presidency

July 25, 2013

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Office of Beverages, Apparel and Mining

Washington, D.C. 20549-7010

Re:      Southern Copper Corporation

Form 10-K for the Year Ended December 31, 2012

Filed February 28, 2013

Response dated June 28, 2013

File No. 001-14066

Dear Ms. Jenkins:

On behalf of Southern Copper Corporation (the “Company”), I, Oscar Gonzalez Rocha, the Company’s President and Chief Executive Officer, submit our response to your letter dated July 11, 2013, relating to the above-referenced filing.

To assist in the Staff’s review of the Company’s responses, we have preceded our response with the text (in bold type) of the comment as stated in your letter.

Form 10-K for the Year Ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Cash Costs, page 75 and Non-GAAP Information Reconciliation, page 95

1.            We have considered your response to our prior comment 1. We continue to believe the presentation of this non-GAAP measure, operating cash cost per pound of copper produced, which deducts material by-product sales related to Molybdenum, Silver, Zinc and other sales is inappropriate because it places too much emphasis on a measure that materially distorts your actual production costs. Please amend your Form 10-K to comply.

SOUTHERN COPPER CORPORATION

1440 E. Missouri Avenue, Suite 160, Phoenix, AZ 85014

Phone: 1 (602) 264-1375  -  Fax: 1 (602) 264-1397

www.southerncoppercorp.com

Executive Presidency

Although we believe that continued presentation of the non-GAAP measure “operating cash cost per pound of copper produced” computed by deducting by-product molybdenum, silver, zinc and other sales is appropriate and a very useful management tool, in light of the Staff’s comments, we respectfully propose to revise our disclosure in future filings by (1) removing all mentions, including from our tables, of “operating cash cost per pound of copper produced” computed by deducting by-product molybdenum, silver, zinc and other sales, and (2) presenting only “operating cash cost per pound of copper produced” computed without deducting by-product molybdenum, silver, zinc and other sales.  Our discussion of operating cash costs in future filings, including our Form 10-Q for the second quarter of 2013, which we currently anticipate filing as early as August 6, 2013, will be in forms substantially similar to the ones below (changes are marked), updated to reflect the facts as of the future filing date.

We also respectfully request that the Staff waive its request to amend our Form 10-K for the year ended 2012 and our Form 10-Q for the first quarter of 2013 because we believe the revised disclosure we propose to include in our upcoming Form 10-Q for the second quarter of 2013 (referenced above) properly addresses the Staff’s concerns regarding the previous disclosures and will reflect the most current information on this topic. We also do not believe that the previous disclosures were materially misleading or that investors will benefit from eliminating the previous disclosures in additional, amended filings.

Form 10-K:

“Operating Cash Costs: An overall benchmark used by us and a common industry metric to measure performance is operating cash costs per pound of copper produced.  Operating cash cost is a non-GAAP measure that does not have a standardized meaning and may not be comparable to similarly titled measures provided by other companies. This non-GAAP information should not be considered in isolation or as a substitute for measures of performance determined in accordance with GAAP. A reconciliation of our operating cash cost per pound to the cost of sales (exclusive of depreciation, amortization and depletion) as presented in the consolidated statement of earnings is presented under the subheading, “Non-GAAP Information Reconciliation,” on page XX.

We have defined operating cash cost per pound of copper produced as cost of sales (exclusive of depreciation, amortization and depletion), less the cost of purchased concentrates, plus selling, general and administrative charges, treatment and refining charges~~, net revenue (loss) on sale of metal purchased from third parties and by-product revenues~~, and sales premiums; less workers’ participation and other miscellaneous charges, including the Peruvian royalty charge, ~~the special mining tax~~ and the change in inventory levels; divided by total pounds of copper produced by our own mines.  ~~In our calculation of operating cash cost per pound of copper produced, we credit against our costs the revenues from the sale of by-products: molybdenum, zinc, silver, gold and other minor by- products and the premium over~~

SOUTHERN COPPER CORPORATION

1440 E. Missouri Avenue, Suite 160, Phoenix, AZ 85014

Phone: 1 (602) 264-1375  -  Fax: 1 (602) 264-1397

www.southerncoppercorp.com

Executive Presidency

~~market price that we receive on copper sales.  We account for the by-product revenues in this way because we consider our principal business to be the production and sale of copper.  We believe that our Company is viewed by the investment community as a copper company, and is valued, in large part, by the investment community’s view of the copper market and our ability to produce copper at a reasonable cost.~~  We add treatment and refining charges as these charges are deductions from published copper prices and~~also~~ include copper sales premiums as a credit, as these amounts are in excess of published copper prices.  ~~The increase in recent years in the price of molybdenum, as well as increases in the prices of silver and zinc, have had a significant effect on our traditional calculation of cash cost and its comparability between periods.  Accordingly, we present cash costs with and without crediting the by-product revenues against our costs.~~

We exclude the cost of purchases of third party copper material.  From time to time we purchase copper concentrates on the open market in order to maximize the use of our metallurgical facilities or to take advantage of an attractive market situation.  We view these purchases on an incremental basis and measure the results incrementally.  We find that the inclusion of these purchases with our own production often creates a distortion in our unit cost.  ~~Accordingly, we include only the net effect of these purchases as a by-product credit, so that only the net revenue or loss from the transaction is included in the calculation.  We believe this will allow others to see a truer presentation of our cash cost, which we consider is one of the lowest of copper producing companies of similar size.~~

We exclude from our calculation of operating cash cost depreciation, amortization and depletion, which are considered non-cash expenses.  Exploration is considered a discretionary expenditure and is also excluded.  Workers’ participation provisions are determined on the basis of pre-tax earnings and are also excluded.  Additionally excluded from operating cash costs are items of a non-recurring nature and the mining royalty charge ~~and special mining tax~~.

Our operating cash costs per pound, as defined, are presented in the table below for the three years ended December 31, 20XX.

SOUTHERN COPPER CORPORATION

1440 E. Missouri Avenue, Suite 160, Phoenix, AZ 85014

Phone: 1 (602) 264-1375  -  Fax: 1 (602) 264-1397

www.southerncoppercorp.com

Executive Presidency

	Year				Variance
(Dollars per pound)	20XX		20XX	20XX	20XX- 20XX	20XX- 20XX
Total operating cash cost[1]	$	X.XXX	$ X.XXX	$ X.XXX	$ X.XXX	$ X.XXX
Total pounds of copper produced	XXX.X		XXX.X	XXX.X	XXX.X	XXX.X
Operating cash cost per pound of copper produced ~~without by product revenue~~[1]	$	X.XXX	$ X.XXX	$ X.XXX	$ X.XXX	$ X.XXX
~~Add: by-product revenues~~	~~$~~	~~X.XXX~~	~~X.XXX~~	~~X.XXX~~	~~X.XXX~~	~~X.XXX~~
~~Operating cash cost per pound of copper products~~	~~$~~	~~X.XXX~~	~~X.XXX~~	~~X.XXX~~	~~X.XXX~~	~~X.XXX~~

1   This is a non-GAAP measure.  Please see pages XX and XX for further detail.

20XX compared with 20XX:

As seen on the chart above, operating cash cost per pound of copper ~~before by-product credits~~ was X.X cents per pound higher than in 20XX, an increase of X.X%, mainly due to increases in fuel and power cost.  ~~Operating cash cost per pound, net of by-product credits, was XX.X cents per pound higher than in 20XX, largely as a result of lower prices for our major by-products, which decreased between 11% and 18% in the period.~~

20XX compared with 20XX:

Our cash cost per pound ~~, excluding by-product revenues,~~ was higher by XX.X cents per pound in 20XX, compared with 20XX, principally due to higher production cost, mainly power and fuel cost due to increased market prices, labor due to salary increases and repair costs, partially offset by the higher production from the Buenavista mine.

~~Our cash cost per pound for 20XX when calculated with by-product revenues was XX.X cents per pound, compared with XX.X cents per pound in 20XX.  The increase was due to some cost inflation, mainly fuel and power and lower by-product credit largely due to lower molybdenum sales volume and price~~.

Not included in the cash cost disclosed in the above chart is the value of by-product

SOUTHERN COPPER CORPORATION

1440 E. Missouri Avenue, Suite 160, Phoenix, AZ 85014

Phone: 1 (602) 264-1375  -  Fax: 1 (602) 264-1397

www.southerncoppercorp.com

Executive Presidency

revenues. The practice of offsetting by-product revenues against operating cash cost per pound is common practice in the copper industry. The copper industry uses the measure to make investment decisions and monitor performance.  By-product revenues amounted to $X.XXX million, $X.XXX million and $X.XXX million and X.XXX cents, X.XXX cents and X.XXX cents on a per pound of copper produced basis for 20XX, 20XX and 20XX, respectively. The major components of these revenues include sales of molybdenum, silver, zinc and sulfuric acid.  As the value of by-product revenues is tied directly to the sales price of these commodities, the value of the contribution can be very volatile.”

Form 10-Q

“Operating Cash Costs: An overall benchmark used by us and a common industry metric to measure performance is operating cash costs per pound of copper produced.  Operating cash cost is a non-GAAP measure that does not have a standardized meaning and may not be comparable to similarly titled measures provided by other companies. This non-GAAP information should not be considered in isolation or as substitute for measures of performance determined in accordance with GAAP. A reconciliation of our operating cash cost per pound to the cost of sales (exclusive of depreciation, amortization and depletion) as presented in the condensed consolidated statement of earnings is presented below under the subheading, “Non-GAAP Information Reconciliation.”

We have defined operating cash cost per pound of copper produced as cost of sales (exclusive of depreciation, amortization and depletion), less the cost of purchased concentrates, plus selling, general and administrative charges, treatment and refining charges~~, net revenue (loss) on sale of metal purchased from third parties and by-product revenues~~, and sales premiums; less workers’ participation and other miscellaneous charges, including the Peruvian royalty charge, ~~the special mining tax~~ and the change in inventory levels; divided by total pounds of copper produced by our own mines.  ~~In our calculation of operating cash cost per pound of copper produced, we credit against our costs the revenues from the sale of by-products: molybdenum, zinc, silver, gold and other minor by-products and the premium over market price that we receive on copper sales.  We account for the by-product revenues in this way because we consider our principal business to be the production and sale of copper.  We believe that our Company is viewed by the investment community as a copper company, and is valued, in large part, by the investment community’s view of the copper market and our ability to produce copper at a reasonable cost.  The variation in recent years in the price of molybdenum, as well as variations in the prices of silver and zinc, have had a significant effect on our traditional calculation of cash cost and its comparability between periods.  Accordingly, we present cash costs with and without crediting the by-product revenues against our costs.~~

SOUTHERN COPPER CORPORATION

1440 E. Missouri Avenue, Suite 160, Phoenix, AZ 85014

Phone: 1 (602) 264-1375  -  Fax: 1 (602) 264-1397

www.southerncoppercorp.com

Executive Presidency

~~In conjunction with the review of our operating cash costs, please also see our annual report on Form 10-K for the year ended December 31, 2012, wherein Part II (Item 7, Key matters), we discuss our rationale for calculating operating cash costs.~~

Our operating cash cost~~s~~ per pound of copper produced, as defined above, ~~are~~ is presented in the table below for the three and six months ended June 30, 20XX and 20XX.

Operating Cash Cost per Pound of Copper produced (in millions, except cost per pound and percentages)

	Three months ended June 30,			Six months ended June 30,

~~(cents per pound)~~	~~Without by-product revenue~~20XX	~~By-product revenue~~20 XX	~~Including by-product revenue~~Varianc e~~)~~		20XX	20XX	Variance
			Value	%			Value	%
~~1Q 20XX~~
Total operating cash cost[1]	$ XXX.X	$ XXX.X	XX.X	XX.X%	$ XXX.X	$ XXX.X	XX.X	XX.X	%
Total pounds of copper produced	XXX.X	XXX.X	XX.X	XX.X%	XXX.X	XXX.X	XX.X	XX.X	%
Operating cash cost per pound1	$ X.XX	$ X.XX	XX.X	XX.X%	$ X.XX	$ X.XX	XX.X	XX.X	%

[1] This is a non-GAAP measure. Please see pages XX and XX for further detail.

~~4Q 20XX~~	~~XXX.X~~	~~(XXX.X)~~	~~XXX.X~~
~~3Q 20XX~~	~~XXX.X~~	~~(XXX.X)~~	~~XXX.X~~
~~2Q 20XX~~	~~XXX.X~~	~~(XXX.X)~~	~~XXX.X~~
~~1Q 20XX~~	~~XXX.X~~	~~(XXX.X)~~	~~XXX.X~~
-	-	-	-
~~Year 20XX~~	~~XXX.X~~	~~(XXX.X)~~	~~XXX.X~~
-	-	-	-
~~Variance: 1QXX vs. 1QXX~~	~~XX.X%~~	~~(XX.X)%~~	~~XX.X%~~
~~Variance: 1QXX vs. 4QXX~~	~~XX.X%~~	~~XX.X)%~~	~~XX.X%~~

~~As seen in the table above, our cash cost, excluding by-product revenues, was higher by 15 cents per pound or 8.2% in the first quarter 2013 compared to the first~~

SOUTHERN COPPER CORPORATION

1440 E. Missouri Avenue, Suite 160, Phoenix, AZ 85014

Phone: 1 (602) 264-1375  -  Fax: 1 (602) 264-1397

www.southerncoppercorp.com

Executive Presidency

~~quarter of 2012 due to higher production cost, mainly labor, fuel and operating material costs and lower copper production which increased the per pound cost.~~

-

~~In addition, our per pound cash cost for the three months ended March 31, 2013 when calculated with by-product revenues is 91.4 cents per pound compared with 53.7 cents per pound in the same period of 2012.  The increase of 37.7 cents per pound or 70.2% was primarily result of the noted increases in production costs and lower prices for our major by-products.~~

Our operating cash cost per pound of copper produced for the second quarter of 20XX was about XX cents higher than in the second quarter of 20XX.  This increase in cost was largely attributable to cost inflation which increased most of the inputs to our production process and higher labor cost due to wage increases for our Peruvian unionized workers.  In addition, a X.X% decrease in copper production in the second quarter of 20XX as compared to the second quarter of 20XX, added to the increase in unit cost.

The operating cash cost per pound of copper produced in the six month period of 20XX increased by XX.X cents over the comparable in 20XX for much of the same reasons that affected the second quarter comparison. However, as the percentage production decrease in the period was somewhat less than the second quarter, a decrease of X.X% for the six month period, as compared to the second quarter decrease of X.X%, the unitary decrease was lessened.

Not included in the cash cost disclosed in the above chart is the value of by-product revenues. The practice of offsetting by-product revenues against operating cash cost per pound is common practice in the copper industry. The copper industry uses the measure to make investment decisions and monitor performance. In the second quarter of 20XX and 20XX, by-product revenues amounted to $XXX million, and $XXX million and XXX.X cents and XXX.X cents on a per pound of copper produced basis, respectively. In the first six months of 20XX and 20XX by-product revenues amounted to $XXX million and $XXX million and XXX.X cents and XXX.X cents on a per pound of copper produced basis, respectively. The major components of these revenues include sales of molybdenum, silver, zinc and sulfuric acid. As the value of by-product revenues is tied directly to the sales price of these commodities, the value of the contribution can be very volatile.”

2.            Please revise your Form 10-Q to conform to changes made as a result of our comment above.

We appreciate the Commission’s comment and kindly refer the Commission to our response to comment 1 above.

SOUTHERN COPPER CORPORATION

1440 E. Missouri Avenue, Suite 160, Phoenix, AZ 85014

Phone: 1 (602) 264-1375  -  Fax: 1 (602) 264-1397

www.southerncoppercorp.com

Executive Presidency

Closing Comments

Should you have any questions about the responses in this letter, kindly contact our Chief Financial Officer, Mr. Raul Jacob, at +(602) 264-1375 option 1 (Rjacob@southernperu.com.pe) or our General Counsel, Mr. Javier Gomez, at +52-55-1103-5127 (Javier.Gomez@mm.gmexico.com).

Very truly yours,

/s/ Oscar Gonzalez Rocha
Oscar Gonzalez Rocha
President and Chief Executive Officer

SOUTHERN COPPER CORPORATION

1440 E. Missouri Avenue, Suite 160, Phoenix, AZ 85014

Phone: 1 (602) 264-1375  -  Fax: 1 (602) 264-1397

www.southerncoppercorp.com